Exhibit 99.87

Collective Mining Announces the Retirement of Dr. Ken Thomas From its Board of Directors

Toronto, Ontario, March 26, 2024 – Collective Mining Ltd. (TSX: CNL, OTCQX: CNLMF, FSE: GG1) (“Collective” or the “Company”) announces that Dr. Ken Thomas, P. Eng. is retiring from the Company’s Board of Directors effective April 10, 2024. Dr. Thomas was a founding Director of Collective and throughout his tenure acted as Lead Director and as the Chairman of the Corporate Governance Nominating Committee.

“Ken is an exceptional individual with whom I have had the pleasure of working with for over a decade. With more than a half century of experience under his belt, he was instrumental in guiding Buriticá through construction and into production during his time with Continental Gold and has continued to thrive as a founding Director of Collective Mining. We will miss his insights and leadership as we advance our Guayabales project and wish him all the best in his retirement,” stated Ari Sussman, Executive Chairman.

Dr. Thomas added: “After 60 years in the mining industry focused on metallurgical and project management, it is time to finally fully retire to spend more time with my family. Working alongside wonderful teams at Continental Gold and Collective Mining has provided me with truly rewarding experiences with which to end a career and would like to say thank you to all of those involved in the journey.”

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a copper, silver, gold and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold-tungsten Apollo porphyry system. The Company’s 2024 objective is to expand the Apollo system, prove that the recent discoveries at the Olympus and Trap targets evolve into large scale systems and make a new discovery at either the Box, Tower or X targets.

Management, insiders and close family and friends own nearly 42% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSX under the trading symbol “CNL”, on the OTCQX under the trading symbol “CNLMF” and on the FSE under the trading symbol “GG1”.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking information. In this news release, forward-looking information relates, among other things, to: statements with respect to the anticipated use of proceeds from the Offering, proposed activities and strategy anticipated, advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: planed use of proceeds from the Offering, risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated May 2, 2023. Forward-looking information contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information.